SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                  Commission File Number: 0-4465


(Check One):   |_|  Form 10-KSB |_|  Form 11-K  |_|  Form 20-F  |X|  Form 10-QSB
|_|  Form N-SAR
         For Period Ended:        February 28, 2005
                           -----------------------------------------------------


|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:

                           -----------------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  eLEC COMMUNICATIONS CORP.
                        --------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------


Address of principal executive office (Street and number)

                           75 South Broadway Suite 302
--------------------------------------------------------------------------------

City, state and zip code   White Plains, New York  10601
                         -------------------------------------------------------

Part II

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

    |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    |X| (b) The subject annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

    |_|  (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


Part III

     State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

          The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended February 28, 2005 was delayed due to the significant amount time our accounting staff expended after the close of the quarter to file our Form 10-KSB, Schedule 14A and a Registration Statement on Form SB-2.

          As a result of the foregoing, our Quarterly Report on Form 10-QSB for the fiscal quarter ended February 28, 2005 will be filed on or before April 21, 2005, which is within the extension period provided under Rule 12b-25.


Part IV

     (1) Name and telephone number of person to contact in regard to this notification.

                   Eric M. Hellige                      (212) 421-4100
                   ---------------------------------------------------

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                   Yes |X|                   No |_|

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Yes |X|                   No |_|

     Our revenue for the three-month period ended February 28, 2005 increased by approximately $1,989,000, or approximately 106%, to approximately $3,863,000 as compared to approximately $1,874,000 reported for the three-month period ended February 29, 2004. The growth in revenues is directly related to the growth in our customer base or number of local access lines that we served.

     Our gross profit for the three-month period ended February 28, 2005 increased by approximately $814,000 to approximately $1,808,000 from approximately $994,000 reported in the three-month period ended February 29, 2004. During the same fiscal periods our gross profit percentage decreased to 46.8% from 53%. The increase in our dollars of gross profit resulted from the increase in our customer base in first quarter of fiscal 2005 over the first quarter fiscal 2004. The decrease in our gross profit percentage resulted from the higher cost of services that we are now incurring under a wholesale services agreement with Verizon, as compared to the UNE-P service offering.

     SG&A increased by approximately $1,274,000, or approximately 136%, to approximately $2,211,000 for the three-month period ended February 28, 2005 from approximately $937,000 reported in prior year fiscal period. Of this increase, approximately $730,000 was for bad debt expense, approximately $150,000 was for telemarketing costs, approximately $73,000 was for billing costs, approximately $15,000 was for financing costs and approximately $212,000 was for increased personnel costs.

     The foregoing preliminary results of operations are unaudited and are subject to adjustment based upon the completion of our Quarterly Report on Form 10-QSB.

     eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 15, 2005                     By:   /s/Paul H. Riss
                                                ------------------------------
                                                Name:  Paul H. Riss
                                                Title: Chief Executive Officer